EXHIBIT 4

PWRW&G Translation January 3, 2018

STRATEGIC COOPERATION FRAMEWORK AGREEMENT
THIS STRATEGIC COOPERATION FRAMEWORK AGREEMENT (this "Agreement") is made as of December 17, 2017 in Shenzhen, China between:
(1)	SHENZHEN TENCENT COMPUTER SYSTEMS COMPANY LIMITED, a company duly established under the laws of the People's Republic of China, with its registered address at 5-10th Floor, Feiyada Building, Xinnan Yilu, High and New Technology Park, Nanshan District, Shenzhen ("Tencent Computer"); and
(2)	VIPSHOP HOLDINGS LIMITED, a company duly organized under the laws of the Cayman Islands, with its registered address at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, (the "Vipshop Entity").
Tencent Computer and the Vipshop Entity are referred to collectively as the "Parties" and each individually as a "Party".
WHEREAS:
(1)	Tencent is one of the largest integrated Internet service providers in China and one of the largest Internet companies in terms of user base in China. Tencent Computer is a subsidiary of Tencent.
(2)	Vipshop is a leading fashion e-commerce company in China and operates the well-known e-commerce website www.vip.com and various other related operating platforms and applications through the Vipshop Entity and other Affiliates.
(3)	Through the strategic cooperation contemplated by this Agreement, the Parties hope to improve on the competitiveness of Vipshop in the e-commerce space and the ability of Tencent's platforms to profit from e-commerce traffic, and to expand their respective user bases.
THEREFORE, based on the principles of mutual benefit and friendly cooperation and upon consultations conducted on an equal basis, the Parties have reached the following agreement regarding their strategic cooperation:
1.	Definitions and Interpretation
1.1	Definitions.
In this Agreement, unless otherwise defined or the context otherwise requires, the following terms shall have the following meanings:

"Confidential Information"
means (a) any non-public information, in written, oral or any other form, relating to the organization, business, technology, investments, finances, commercial dealings, transactions or other matters of either Party, (b) the existence or content of this Agreement or the terms of any other agreements executed under this Agreement, and (c) any information prepared by a Party that otherwise reflects or contains confidential information.

"Business Day"	means any day other than a Saturday, Sunday or PRC statutory holiday.

"Affiliate"
means, with respect to any specified entity, any other entity directly or indirectly controlling, controlled by or under common control with such specified entity; in the case of any specified entity that is a natural person, his or her close relatives, including parents, spouse, adult children and their spouses, and siblings and their spouses.

"Transaction Agreements"
has the meaning set forth in the Subscription Agreement entered into among Vipshop Holdings Limited, Tencent Mobility Limited and another buyer on December 17, 2017 regarding the subscription by Tencent Mobility Limited and another buyer for new shares of Vipshop Holdings Limited.

"Control"
means, as between two or more entities, the possession, directly, indirectly or otherwise in the capacity of trustee or executor, of the power to direct or cause the direction of the business, affairs, management or decisions of an entity, whether through the ownership of equity interests, voting rights or voting securities, as trustee or executor, or by contract, agreement, trust arrangements or otherwise, and includes (i) ownership, directly or indirectly, of fifty percent (50%) or more of the shares in issue or other equity interests of such entity, (ii) possession, directly or indirectly, of fifty percent (50%) or more of the voting power of such entity or (iii) the power to directly or indirectly appoint a majority of the members of the board of directors or similar governing body of such entity, and the terms "controlled" and "under common control" have meanings correlative to the foregoing.

"Effective Date"	means the date on which this Agreement becomes effective, i.e., the date of the Tencent Closing as defined in the Transaction Agreements.

"Applicable Law"
means, with respect to any person, any law, regulation, rule, guideline, instruction, treaty, judgement, decree, order, notice, ruling or decision of any governmental authority, regulatory authority or stock exchange.

"Tencent"	means, collectively, Tencent Holdings Limited and Affiliates Controlled by it.

"Vipshop"	means, collectively, Vipshop Holdings Limited and Affiliates Controlled by it.

"Vipshop Platform"	means www.vip.com and Vipshop online e-commerce platforms (including PC terminals and mobile applications of the above platforms), each as operated by Vipshop and its Affiliates.

"Weixin"
means cross-platform communication tools provided by Tencent, which tools support single- and multi-user participation, including voice messaging, SMS, videos, pictures, text and other instant messaging services, and consisting of software systems and services including social connection development tools, convenience tools, Weixin public platforms and open platforms, but excluding WeChat.

"Weixin Wallet Portals"
means the existing portals in the Weixin "Wallet" interface. For example, the "Movies/Shows/Sports Events" portal on the two-page “Wallet” interface in the APP6.5.23 (iOS) version of Weixin is a Weixin Wallet Portal.  For purposes of this Agreement, each of "Wallet" and "Movies/Shows/Sports Events" is an existing category name, and Tencent shall have the right to change such category names at any time after the execution of this Agreement as required by its business.

"Term"	means the valid term of this Agreement, being (i) two (2) years from the Effective Date of this Agreement; provided that in the absence of any material breach by Vipshop during the two (2)-year term, this Agreement shall be automatically extended to a term of five (5) years from the Effective Date; or (ii) such shorter period as resulting from an early termination of this Agreement pursuant to its terms.

"PRC" or "China"	means the People's Republic of China; for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan region.

1.2	Interpretation.
In this Agreement, unless the context otherwise requires:
(1)	Headings are included for convenience only and shall not affect the construction of this Agreement;
(2)	The term "include" shall be construed as if followed by the words "without limitation"; and
(3)	If the term "month" or "year" is used to describe a period of time, it means that the period commences on a certain date of a month or year and ends on the same date of the following month or year.
2.	Details of Cooperation
2.1	Weixin Wallet Portal.
(1)	Subject to the terms and conditions of this Agreement, Tencent agrees and Vipshop accepts that, during the Term of this Agreement, Tencent will grant access to the online e-commerce business of the Vipshop platform through a Weixin Wallet Portal (the "Wexin Wallet Vipshop Portal").
(2)	The name of the Weixin Wallet Vipshop Portal shall be otherwise discussed and agreed by the Parties.
(3)	The Parties agree that Vipshop shall ensure that the web page displayed directly from the Weixin Wallet Vipshop Portal operated by Vipshop shall be the Vipshop platform only.
2.2	Cooperation in the Payment Area. The Parties agree to carry out in-depth cooperation in the payment area and the details of such cooperation shall be further discussed and agreed by the Parties.
2.3	Other Cooperation Initiatives. Other than the proposed cooperation under this

Agreement, the Parties agree to seek opportunities for additional in-depth strategic cooperation in broader areas and to achieve mutually beneficial arrangements.

2.4	With respect to matters of cooperation under this Agreement, if Vipshop is required to register or use any software, products, functions, interfaces (including but not limited to Weixin) or any form of intellectual property developed, owned or operated by Tencent, Vipshop shall comply with the agreed provisions of services agreements, single function agreements and operating standards provided by Tencent in connection with such software, products, functions and interfaces.
2.5	The Parties agree that the traffic volume collaboration fees charged to Vipshop by Tencent and the payment methods during the term of the Cooperation Agreement shall be separately agreed by the Parties in writing.
3.	Vipshop's Obligations
Vipshop shall perform the following obligations during the Term of this Agreement:
3.1	The back-end servers of the web pages linked from the Weixin Wallet Vipshop Portal and the front-end UI shall be operated by Vipshop, and Tencent shall have the right to review and require Vipshop to make changes. The Weixin Wallet Vipshop Portal shall link to wx.vip.com or any other link approved by Tencent in writing after receipt of written notification by Vipshop, and the display and interactive content and similar features of such web pages shall be launched only upon confirmation by Tencent. Vipshop shall not change the web pages linked to the Weixin Wallet Vipshop Portal without the prior written consent of Tencent.
3.2	Vipshop shall independently provide services to users in its own name through the web pages linked through the Weixin Wallet Vipshop Portal, and shall assume all responsibilities arising out of the operation of the Weixin Wallet Vipshop Portal; if Tencent becomes liable to compensate any third party as a result of any breach of this Agreement by Vipshop, Tencent shall have the right to claim for indemnification against Vipshop for all such losses.
3.3	Vipshop shall take effective measures to expressly inform users that the web pages linked through the Weixin Wallet Vipshop Portal are independently operated by Vipshop and that Vipshop will assume all responsibilities therefor, which measures shall include but are not limited to:
(1)	displaying in a prominent location on the web pages linked through the Weixin Wallet Vipshop Portal that such business is operated by Vipshop;
(2)	displaying Vipshop's domain name as set out in Section 3.1 through drop-down displays on all web pages linked through the Weixin Wallet Vipshop Portal, so as to clearly state that such pages are provided by Vipshop;

(3)	prompting the message "this page is operated by Vipshop" on user payment pages and displaying that the payment recipient is Vipshop; and
(4)	expressly stating that Vipshop is the de facto operator of the e-commerce business accessed through the Weixin Wallet Vipshop Portal in its service agreement, that such e-commerce business and other relevant services are provided by Vipshop to users, and that Vipshop will independently assume all responsibilities therefor. Vipshop shall display the content of its service agreement in a prominent location on the help page of its business description.
3.4	The scope of services of the web pages linked through the Weixin Wallet Vipshop Portal shall be limited to physical commodities through e-commerce, and Vipshop shall not promote or sell other products or services.
3.5	Vipshop shall be responsible for providing service and products through the Weixin Wallet Vipshop Portal. Vipshop shall arrange for 24/7 professional customer service to address user information requests, reports and complaints relating to the service or content provided by Vipshop, set up a 24/7 hotline answered by customer service operators, and display such hotline number in a prominent location on the web pages linked through the Weixin Wallet Vipshop Portal. Vipshop shall ensure the quality of customer service (including response time and speed of service) in order to ensure users’ consumer interests and experience.
3.6	Vipshop shall ensure that the operational activities conducted and the service and products provided through its cooperation with Weixin are in compliance with relevant laws and regulations, and Tencent shall have the right to make reasonable requirements to cause Vipshop to provide stable operation and management service through the Weixin Wallet Vipshop Portal.
3.7	Vipshop shall ensure that the operational activities conducted and the service and products provided through its cooperation with Weixin are in compliance with Weixin's product operating rules, including but not limited to the Tencent Service Agreement, Tencent Weixin Software License and Service Agreement and relevant agreements, rules or guidelines published by Tencent in various forms from time to time. Relevant agreements, rules or guidelines are published by Tencent on relevant web pages and updated as required by laws or to meet operational needs. Vipshop shall view such web pages from time to time for informational updates, adjust its business accordingly and as required by Tencent to maintain stable operation and management and ensure the user experience.
3.8	Vipshop shall ensure that the service and products it provides to users through the cooperation contemplated hereunder are highly cost effective in order to ensure the user experience.
3.9	Vipshop shall ensure that it has legitimate qualifications to provide products and services to users and any third parties in accordance with this Agreement without infringing upon the rights and interests of Tencent, users or any other parties.  Otherwise, Vipshop shall be fully liable for any disputes arising therefrom and shall indemnify Tencent, users and any other parties for any losses arising therefrom.
3.10	Without the written consent of Tencent, Vipshop shall not:
(1)	re-authorize, sub-license to any third persons or use for any purposes beyond the cooperation contemplated hereunder, the relevant interface technologies, security protocols, certificates, technical solutions and technical information related to the cooperation described herein;
(2)	disclose to any third persons any technical solutions and technical information of Tencent; and
(3)	use for any purposes beyond the cooperation contemplated hereunder or disclose to any third persons the relevant user information known through the cooperation contemplated hereunder.
4.	Representations, Warranties and Undertakings
4.1	Each Party hereby represents and warrants to the other Party as of the date hereof:
(1)	such Party is duly incorporated and validly existing under applicable PRC laws, having all requisite power and authority to execute, perform and deliver this Agreement and perform all the cooperation initiatives contemplated hereunder;
(2)	such Party's execution and delivery of this Agreement and its performance of all the cooperation initiatives contemplated hereunder have been duly authorized by competent authorities of such Party; and
(3)	assuming the due authorization, execution and delivery by the other Party, this Agreement constitutes the legal, valid and binding obligation of such Party.
4.2	Unless otherwise provided herein, if any legal documents signed by any Party before the date hereof conflict with any terms of this Agreement, such Party shall promptly notify the other Party in writing in accordance with principles of good faith, honesty and friendliness, and the Parties shall resolve such conflicts through negotiations. No Party shall be liable to the other Party for any conflicts between such earlier legal documents and this Agreement.
4.3	The Parties shall cooperate with each other to ensure that all the cooperation initiatives contemplated hereunder will be conducted lawfully and in compliance with relevant rules and regulations.
5.	Confidentiality

5.1	General Obligations. Each Party hereby undertakes to the other Party that such Party will not disclose any Confidential Information to any third parties without the consent of the other Party.
5.2	Exceptions. The provisions of Section 5.1 above shall not apply to:
(1)	disclosure of Confidential Information by a Party to its directors, current and future partners, shareholders, senior management, employees, consultants, auditors, professional advisors and other representatives (collectively, “Representatives”) necessary in order to carry out the purposes of this Agreement, provided that such Representatives are bound by similar obligations of confidentiality as the disclosing Party;
(2)	disclosure of Confidential Information that is or becomes generally available to the public other than as a result of disclosure by a Party or any of its Representatives in violation of this Agreement;
(3)	disclosure of Confidential Information by a Party to companies affiliated with or Controlled by or Controlling or under common Control with such Party; and
(4)	disclosure to the extent required under the rules of any stock exchange on which the shares of a Party or its parent company are traded or by Applicable Laws, or judicial or regulatory process, or in connection with any judicial process regarding any legal action, suit or proceeding arising out of or relating to this Agreement to the extent required under the rules of any stock exchange or by Applicable Laws or governmental regulations or judicial or regulatory process; provided that such Party must give prior notice to the other Party and limit the scope of such disclosure to that required by such applicable rules, laws or processes, and subject to any practicable arrangements to protect confidentiality.
6.	Notices
6.1	Notification Form. Notices or other communications ("Notices") under or in connection with this Agreement shall:
(1)	be given in writing;
(2)	be written in Chinese; and
(3)	be delivered by personal delivery or by reputable domestic courier service to the address or Email address of the recipient listed in Section 6.3, or be delivered to such other address or Email address of such other recipient as the receiving Party has specified to the Party giving the notice with at least five (5) Business Days' prior written notice.
6.2	Notice Being Deemed to be Delivered. Unless there is evidence that the notice has been received at an earlier time, the notice shall be deemed to be duly given or delivered if delivered:
(1)	by personal delivery, when the notice is left at the address listed in Section 6.3;
(2)	by reputable domestic courier services, three (3) Business Days after delivery;
(3)	by Email, upon confirmation by the recipient by reply email or through confirmation by other means.
6.3	Address, Facsimile Number and Recipient.
If to Tencent,
Address:	Tencent Building, Keji Zhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen 518057
Attn.:	Compliance Transaction Department
E-mail:	legalnotice@tencent.com

with a copy to:
Address:	Tencent Building, Keji Zhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen 518057
Attn.:	Mergers and Acquisitions Department
E-mail:	PD_Support@tencent.com

If to Vipshop:
Address:	20 Huahai Street Liwan District Guangzhou
Attn.:	David Gu
E-mail:	david.gu@vipshop.com

7.	Term and Termination
7.1	The provisions of Section 4 (Representations, Warranties and Undertakings), Section 5 (Confidentiality), Section 6 (Notices), Section 8 (Liability for Breach of Contract) and Section 9 (Governing Law and Dispute Resolution) of this Agreement shall become effective as the date of this Agreement and shall remain effective within the Term, and Section 5 (Confidentiality) shall continue to be effective for two years after the end of the Term. Other provisions of this Agreement shall become effective upon the Effective Date after execution by the Parties and shall remain effective throughout the Term. The Parties shall negotiate the extension of the Term three months prior its expiration, and the Term may be extended upon mutual agreement of the Parties.
7.2	This Agreement shall terminate under the following circumstances:
(1)	by mutual agreement of the Parties;
(2)	by written notice of either Party, if a force majeure event lasts for six (6) months, and such force majeure event causes the affected Party to fail to perform its main obligations under this Agreement;
(3)	upon expiration of the Term, if the Parties fail to reach agreement on the renewal of the Agreement;
(4)	Vipshop has materially breached this Agreement, and such breach has not been cured within the term set forth in Section 8;
(5)	during the performance of the business cooperation contemplated in this Agreement, Vipshop has materially infringed a third party's rights and interests, breached Applicable Laws, violated public order and social ethics or caused other negative effects on the Tencent brand image;
(6)	by written notice of Tencent to Vipshop, if any circumstance set forth in Section 2.6 (a) to (f) of the Investor Rights Agreement occurs;
(7)	by written notice of Vipshop to Tencent upon occurrence of any of the following circumstances:
(a)	Tencent changes the amount or method of payment of the traffic cost separately agreed by the Parties;
(b)	Tencent fails to provide the Weixin Wallet Vipshop Portal to Vipshop in accordance with the terms and conditions set forth in this Agreement (including any amendment or supplement to this Agreement by the Parties); or
(8)	other termination circumstances as mutually agreed by the Parties.
For the avoidance of doubt, upon the occurrence of the circumstances set forth in this Section 7.2 (4) or (5), this Agreement shall terminate on the date on which Tencent notifies Vipshop in writing with respect to the relevant matters.
7.3	Upon termination of this Agreement, the further rights and obligations of the Parties under this Agreement shall be immediately terminated, provided that:
(1)	the termination of this Agreement shall not affect any obligation or responsibility that the Parties have incurred before the termination of this Agreement; and

(2)	Section 5 (Confidentiality), Section 6 (Notices), Section 8 (Liability for Breach of Contract) and Section 9 (Governing Law and Dispute Resolution) of this Agreement shall survive the termination of this Agreement.
8.	Liability for Breach
If a Party fails to perform any of its obligations under this Agreement, such Party shall be deemed to have breached this Agreement.  The breaching Party shall cure such breach within three (3) months after receiving a notice from the non-breaching Party specifying its breaches or such longer period as otherwise agreed by the non-breaching Party in writing.  If such breach has not been cured within the above three (3) month period or such longer period as otherwise agreed by the non-breaching Party in writing, the breaching Party shall indemnify the non-breaching Party for the actual losses caused by its breaches, without prejudice to other remedies available to the non-breaching Party under this Agreement.
9.	Governing Law and Dispute Resolution
9.1	Governing Law. The formation, effectiveness, interpretation and implementation of this Agreement shall be governed and interpreted in accordance with the laws of China.
9.2	Dispute Resolution.
(1)	Any dispute, controversy or claim arising out of or relating to this Agreement (including but not limited to: (i) any contractual, prior-contractual or non-contractual rights, obligations or liabilities; and (ii) any matters in connection with the formation, effectiveness or termination of this Agreement) ("Dispute") shall be solved by friendly consultation of the relevant personnel of each Party in respect of such cooperation initiative.
(2)	The Party raising a dispute (the "Claimant") shall send a written notice to the Party against whom the dispute has been raised (the "Respondent"), specifying the content of the Dispute and the relevant provisions of this Agreement and providing reasonable evidence. The Respondent shall, within two (2) months after receipt of the written notice from the Claimant, verify and negotiate with the Claimant. During such negotiation, both the Claimant and the Respondent shall have the right to request additional evidence from the other Party, in which case, the other Party shall provide all reasonable and necessary cooperation.
(3)	If the Dispute has been solved after negotiation within three (3) months after the date of the Dispute, no Party shall otherwise claim any compensation for the losses suffered by it from the other Party. Upon the expiration of three (3) months after the date of the Dispute, if the Parties have failed to settle the Dispute in accordance with Sections 9.2(1) and

9.2(2), either Party may submit the Dispute to the people's court for litigation in the jurisdiction where this Agreement is executed.

(4)	The Parties agree that, despite the occurrence of a Dispute, without prejudice to the rights of the Parties to seek preservation or temporary relief from any court of competent jurisdiction, prior to settlement of such Dispute by the Parties through mutual agreement or by the court, the Parties shall continue to perform their respective obligations under this Agreement, unless the relevant court rules otherwise or such obligations are unable to be performed after taking into account all the circumstances of the Dispute.
10.	Miscellaneous
10.1	Independent Contractors. In the performance of this Agreement, the relationship between Parties is purely that of independent contractors, and nothing in this Agreement shall be construed as creating any other relationship between the Parties, including any agency, partnership or employment relationship. No Party shall have any right or power to impose binding force on the other Party or act on behalf of the other Party. No Party shall declare itself to be or claim to be a manager, partner, employee or agent of the other Party due to this Agreement or the relationship created by this agreement or otherwise.
10.2	Severability. If any provision of this Agreement is held to be invalid or ineffective under any Applicable Law, such provision shall be invalid or ineffective only to such extent, and the Parties shall immediately consult in good faith, so as to make such invalid or ineffective provision effective for achieving its intended business purpose and to agree on an amendment to such provision acceptable under Applicable Law. If a provision under this Agreement is held to be invalid, illegal or unenforceable, the remainder of this Agreement shall in no way be affected or impaired.
10.3	Transfer. No Party shall transfer any of its rights or obligations to any third party without the prior written consent of the other Party, and any attempt to do so shall be invalid.
10.4	Costs. Unless expressly stipulated in this Agreement or otherwise expressly agreed by both Parties, each Party shall pay its own costs and expenses incurred for negotiation, preparation, execution and performance of this Agreement and all other documents referred to in this Agreement.
10.5	Supplement and Amendment. This Agreement may not be supplemented or amended except by a written instrument executed by authorized representatives of the Parties with their respective chop or common seal affixed.
10.6	Waivers. Unless otherwise stipulated in this Agreement, no failure or delay by a Party in exercising any right or remedy under this Agreement or Applicable Law shall operate as a waiver thereof or of any other right or remedy, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right or remedy.
10.7	Non-exclusive Relief. The rights and remedies of the Parties under this Agreement are accumulative and do not exclude other rights or remedies provided by Applicable Law.
10.8	Counterparts. This Agreement may be signed in any number of counterparts. Each of the copies shall be deemed to be an original after being executed and delivered, and all of which together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

SHENZHEN TENCENT COMPUTER SYSTEMS COMPANY LIMITED

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Legal Representative
[COMPANY SEAL]

[Signature Page to the Strategic Cooperation Framework Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date first above written.

VIPSHOP HOLDINGS LIMITED

By:	/s/ Shen Ya
Name: Shen Ya
Title: Authorized Signatory

[Signature Page to the Strategic Cooperation Framework Agreement]